# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Exicure, Inc., CIK 0001698530
CUSIP: 30205M309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2430 N. Halsted St., Chicago, Illinois (IL), 60614
Date of event which requires filing of this statement: 12/26/2024
Amends the filing with accession number 0001193125-24-268159
Filed by CIK 0002046701
Persons authorized to receive notices and communications: Andy Yoo, CEO, HiTron Systems Inc., 99-13 Masan-Gil, Miyang-Myeon, Anseong-si, Gyeonggi-do, Korea Republic Of (M5), 17601, 82-106-220-2280; Jeongseok Jay Yu, Esq., Foley Hoag LLP, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000; Daniel S. Clevenger, Esq., Foley Hoag LLP, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000

## Reporting persons
- HiTron Systems Inc. (CIK 0002046701): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 3,333,333; shared voting power 0; sole dispositive power 3,333,333; shared dispositive power 0; aggregate amount beneficially owned 3,333,333 (52.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Exicure, Inc.
Address of issuer's principal executive offices: 2430 N. Halsted St., Chicago, Illinois (IL), 60614
Comment:
This Amendment No. 1 (this "Amendment") to the statement on Schedule 13D with respect to beneficial ownership of shares of common stock, par value $0.0001 per share (the "Shares"), of Exicure, Inc., a Delaware corporation (the "Issuer"), filed by HiTron Systems Inc., a South Korean corporation (the "Reporting Person") (such statement, the "Schedule 13D" or the "Statement"), amends the Schedule 13D as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended by this Amendment, items in the Schedule 13D are unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On December 26, 2024, following receipt of approval of the stockholders of the Issuer and Korean Regulatory Approval, the Reporting Person completed the Second Stock Purchase (as defined in Item 4 of this Statement), pursuant to which the Reporting Person purchased an additional 2,900,000 Shares at a purchase price of $3.00 per Share, or $8,700,000 in the aggregate. The Second Stock Purchase was funded through the issuance of the Convertible Bonds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information set forth under Item 3 is incorporated herein by reference into this Item 4.

In addition to the Initial Purchase Agreement, on November 13, 2024, the Reporting Person entered into a second Common Stock Purchase Agreement with the Issuer (the "Second Purchase Agreement" and, together with the Initial Purchase Agreement, the "Purchase Agreements"), pursuant to which the Reporting Person agreed, subject to the satisfaction of certain conditions, to purchase from the Issuer an additional 2,900,000 shares of Common Stock at a purchase price of $3.00 per share, or $8,700,000 in the aggregate (the "Second Stock Purchase" and, together with the "Initial Stock Purchase," the "Stock Purchases"). Among other conditions, the closing of the Second Stock Purchase was subject to approval of the stockholders of the Issuer and Korean Regulatory Approval. On December 26, 2024, following receipt of approval of the stockholders of the Issuer and Korean Regulatory Approval, the Reporting Person completed the Second Stock Purchase.

The Shares reported on this Statement were acquired for investment purposes. The Initial Purchase Agreement provides that the Issuer will use the proceeds from the Initial Stock Purchase for purposes of acquiring GPCR Therapeutics USA, Inc. The Issuer announced the completion of such purchase on January 22, 2025. The Second Purchase Agreement provides that the Issuer will use the proceeds from the Second Stock Purchase for general corporate purposes and business development.

The Reporting Person may have the ability, as a result of its holding the Shares, to influence or determine the vote with respect to significant matters involving the Issuer, including the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, pursuant to the Initial Purchase Agreement, on November 21, 2024, the Reporting Person nominated, and the board of directors of the Issuer (the "Issuer Board") appointed, each of Andy Yoo, the Chief Executive Officer of the Reporting Person, and Seung Ik Baik, the Chief Strategic Officer at the YooSoo Group, an affiliate of the Reporting Person, to the Issuer Board, and the Issuer appointed Mr. Yoo to serve as the Issuer's Chief Restructuring Officer.

Following receipt of stockholder approval of the Second Stock Purchase, on December 17, 2024, the Issuer appointed Andy Yoo as the Chief Executive Officer and President of the Issuer, and Mr. Baik as the Chief Financial Officer and Secretary of the Company. Furthermore, pursuant to the Second Purchase Agreement, the Reporting Person has the right to nominate, and the Issuer has agreed to take all necessary actions to appoint, a number of directors substantially equivalent to the Reporting Person's proportional equity ownership of shares of Common Stock of the Issuer. Accordingly, the Reporting Person nominated, and on December 17, 2024, the Issuer Board appointed, each of Ho Jung John, Chang Keun Choi, Sangwook Song and Minwoo Kang to serve as members of the Issuer Board, following which a majority of the Issuer Board is composed of nominees of the Reporting Person.

Any of these individuals may, individually or together, have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Certain plans or proposals may from time to time be discussed or considered by the directors or executive officers of the Issuer, in each of their fiduciary capacities as a director or executive officer of the Issuer.

Pursuant to the Purchase Agreements, the Reporting Person is subject to a 90-day lock-up period with respect to shares of Common Stock commencing from the date of closing of the Initial Stock Purchase and the Second Stock Purchase, as applicable.

Except as set forth above in this Item 4, the Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act. The Reporting Person does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

The Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interests in, and intentions with respect to, the Issuer and its investments in the securities of the Issuer, which review may be based on various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, the Reporting Person may at any time and from time to time, subject to compliance with the terms of the Purchase Agreements, including the lock-up restrictions, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Person now owns or otherwise may hereafter acquire, including sales pursuant to the exercise of the registration rights provided for in the Purchase Agreements. In addition, the Reporting Person may engage in discussions with management and members of the Issuer Board regarding the Issuer, including, but not limited to, the Issuer's business and financial condition, results of operations and prospects. The Reporting Person may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The percentage of beneficial ownership reported in this Item 5, and on the Reporting Person's cover page to this Statement, is based on a total of 6,317,771 shares of Common Stock, which represents the number of shares of Common Stock reported as outstanding on March 12, 2025, in the Annual Report on Form 10-K filed by the Issuer on March 18, 2025. All of the share numbers reported below, and on the Reporting Person's cover page to this Statement, are as of December 26, 2024, and give effect to the Stock Purchases. The cover page to this Statement is incorporated by reference in its entirety into this Item 5.

The Reporting Person is the beneficial owner of a total of 3,333,333 shares of Common Stock, representing approximately 52.8% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is hereby amended and restated as follows: The information set forth under Items 3 and 4 of this Statement are incorporated herein by reference. Other than as set forth herein, the Reporting Person has not engaged in any transactions with respect to the Shares during the 60 days prior to December 26, 2024 or the date of this filing.

## Signatures
- HiTron Systems Inc.: /s/ Andy Yoo, Andy Yoo, Chief Executive Officer (03/26/2025)